FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                        For the month of November 2003

                                20 November 2003


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)


                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing 'Director Shareholding' released on
                20 November 2003



"British Sky Broadcasting Group plc ("the Company") received notification from David Evans, a Director of the Company on 17 November 2003, that he had on that day purchased the following American Depositary Receipts ("ADR") in the Company:

100 ADR's at $46.35 per ADR

800 ADR's at $46.43 per ADR

1,100 ADR's at $46.45 per ADR

Each ADR represents 4 ordinary shares of 50p each in the Company and Mr Evans is therefore interested in 8,000 ordinary shares in the Company."

End


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 20 November 2003                       By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary